

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2016

James E. Moylan Jr.
Senior Vice President and Chief Financial Officer
Ciena Corporation
7035 Ridge Road
Hanover, MD 21076

      Re: **Ciena Corporation**
              Form 10-K for Fiscal Year Ended October 31, 2015
              Filed December 21, 2015
              File No. 001-36250

Dear Mr. Moylan:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director